# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grail, Inc., CIK 0001699031
CUSIP: 384747101
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 1525 O'Brien Drive, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 10/06/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000898432-25-000781
Filed by CIK 0001483234

## Reporting persons
- CRCM LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,800,651; sole dispositive power 0; shared dispositive power 1,800,651; aggregate amount beneficially owned 1,800,651 (5% of the class)
  Comment: The denominator for this calculation is based on 36,047,799 shares of Common Stock outstanding as of June 30, 2025, as reported on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.
- CRCM Opportunity Fund III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 206,666; sole dispositive power 0; shared dispositive power 206,666; aggregate amount beneficially owned 206,666 (0.57% of the class)
  Comment: The denominator for this calculation is based on 36,047,799 shares of Common Stock outstanding as of June 30, 2025, as reported on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.
- CRCM Opportunity Fund IV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 325,562; sole dispositive power 0; shared dispositive power 325,562; aggregate amount beneficially owned 325,562 (0.9% of the class)
  Comment: The denominator for this calculation is based on 36,047,799 shares of Common Stock outstanding as of June 30, 2025, as reported on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.
- CRCM INSTITUTIONAL MASTER FUND (BVI), LTD.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 325,000; sole dispositive power 0; shared dispositive power 325,000; aggregate amount beneficially owned 325,000 (0.9% of the class)
  Comment: The denominator for this calculation is based on 36,047,799 shares of Common Stock outstanding as of June 30, 2025, as reported on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.
- CRCM G SPV, LP: citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 937,153; sole dispositive power 0; shared dispositive power 937,153; aggregate amount beneficially owned 937,153 (2.6% of the class)
  Comment: The denominator for this calculation is based on 36,047,799 shares of Common Stock outstanding as of June 30, 2025, as reported on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.
- CRCM LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,800,651; sole dispositive power 0; shared dispositive power 1,800,651; aggregate amount beneficially owned 1,800,651 (5% of the class)
  Comment: The denominator for this calculation is based on 36,047,799 shares of Common Stock outstanding as of June 30, 2025, as reported on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.
- CRCM Opportunity GP III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 206,666; sole dispositive power 0; shared dispositive power 206,666; aggregate amount beneficially owned 206,666 (0.57% of the class)
  Comment: The denominator for this calculation is based on 36,047,799 shares of Common Stock outstanding as of June 30, 2025, as reported on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.
- CRCM Opportunity GP IV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 325,562; sole dispositive power 0; shared dispositive power 325,562; aggregate amount beneficially owned 325,562 (0.9% of the class)
  Comment: The denominator for this calculation is based on 36,047,799 shares of Common Stock outstanding as of June 30, 2025, as reported on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.
- Ding Chun R: type of reporting person: individual (IN); citizenship or place of organization: Saint Kitts And Nevis (U7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,800,651; sole dispositive power 0; shared dispositive power 1,800,651; aggregate amount beneficially owned 1,800,651 (5% of the class)
  Comment: The denominator for this calculation is based on 36,047,799 shares of Common Stock outstanding as of June 30, 2025, as reported on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.

## Item 1. Issuer
Name of issuer: Grail, Inc.
Address of issuer's principal executive offices: 1525 O'Brien Drive, Menlo Park, California, 94025

## Item 2. Person Filing
Name of person filing:
(i) CRCM Opportunity Fund III, LP, a Delaware limited partnership ("CRCM Opportunity III");
(ii) CRCM Opportunity Fund IV, LP, a Delaware limited partnership ("CRCM Opportunity IV");
(iii) CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company ("CRCM Master Fund");
(iv) CRCM G SPV, LP, a Delaware limited partnership ("CRCM G SPV");
(v) CRCM LP, a Delaware limited partnership and the investment manager ("Investment Manager") of CRCM Opportunity III, CRCM Opportunity IV, CRCM G SPV, LP and CRCM Master Fund (collectively, the "CRCM Funds") and separately managed account clients (the "Managed Accounts");
(vi) CRCM LLC, a Delaware limited liability company and the general partner ("General Partner") of the Investment Manager, with respect to the shares held by the CRCM Funds and the Managed Accounts;
(vii) CRCM Opportunity GP III LLC, a Delaware limited liability company ("Opp III GP") and the general partner of CRCM Opportunity III;
(viii) CRCM Opportunity GP IV LLC, a Delaware limited liability company ("Opp IV GP") and the general partner of CRCM Opportunity IV; and
(ix) Chun R. Ding ("Ding"), is a citizen of St. Kits and Nevis and the managing partner of the Investment Manager, the manager of the General Partner, with respect to the shares held by the CRCM Funds and the Managed Accounts.
Address of principal business office or, if none, residence:
The address of the principal business of (i-iv) CRCM Funds is 475 Sansome Street, Suite 730, San Francisco, CA 94111; (v-ix) the Investment Manager, the
General Partner, Opp III GP, Opp IV GP, and Mr. Ding (c/o CRCM) is 475 Sansome Street, Suite 730, San Francisco, CA 94111.
Citizenship: The citizenship of each Reporting Person is set forth above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Percent of class: The shares of Common Stock reported hereby for the CRCM Funds are owned directly by the applicable fund. The Investment Manager, as investment manager of the CRCM Funds and the Managed Accounts, may be deemed to be the beneficial owner of all such shares owned by the CRCM Funds and the Managed Accounts. The General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all of such shares owned by the CRCM Funds and the Managed Accounts. Opp III GP and Opp IV GP, as the general partner of CRCM Opportunity III and CRCM Opportunity IV, respectfully, may be deemed to be the beneficial owner of all of the shares owned by the fund for which they serve as general partner. Mr. Ding, as managing partner of the Investment Manager, and manager of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such shares owned by the CRCM Funds and the Managed Accounts. Each of the Investment Manager, the General Partner, Opp III GP, Opp IV GP, and Mr. Ding hereby disclaims any beneficial ownership of any such shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CRCM LP: Chun R. Ding, CRCM LP (10/06/2025)
- CRCM Opportunity Fund III, LP: Chun R. Ding, CRCM Opportunity Fund III, LP (10/06/2025)
- CRCM Opportunity Fund IV, LP: Chun R. Ding, CRCM Opportunity Fund IV, LP (10/06/2025)
- CRCM INSTITUTIONAL MASTER FUND (BVI), LTD.: Chun R. Ding, CRCM INSTITUTIONAL MASTER FUND (BVI), LTD. (10/06/2025)
- CRCM G SPV, LP: Chun R. Ding, CRCM G SPV, LP (10/06/2025)
- CRCM LLC: Chun R. Ding, CRCM LLC (10/06/2025)
- CRCM Opportunity GP III LLC: Chun R. Ding, CRCM Opportunity GP III LLC (10/06/2025)
- CRCM Opportunity GP IV LLC: Chun R. Ding, CRCM Opportunity GP IV LLC (10/06/2025)
- Ding Chun R: Chun R. Ding, Ding Chun R (10/06/2025)